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                         IN THE UNITED STATES DISTRICT COURT
                         FOR THE NORTHERN DISTRICT OF TEXAS
                                   DALLAS DIVISION

BRC HOLDINGS, INC.,                    )(
                                       )(
     PLAINTIFF,                        )(
                                       )(      CIVIL ACTION NO.
VS.                                    )(
                                       )(       3-98-CV-2893-L
MATADOR CAPITAL MANAGEMENT             )(
CORPORATION,                           )(
                                       )(
     DEFENDANT.                        )(

                           PLAINTIFF'S ORIGINAL COMPLAINT
                       AND APPLICATION FOR INJUNCTIVE RELIEF

TO THE HONORABLE COURT:

    COMES NOW BRC Holdings, Inc. ("BRC") and complains of and files this action against Matador Capital Management Corporation ("Matador"), and would respectfully show as follows:

                                          1.

                                     INTRODUCTION

    1.1. BRC is forced to bring this federal securities laws action because of Matador's false and misleading statements to BRC's stockholders regarding the fair and reasonable price for the sale of BRC shares pursuant to a pending tender offer. BRC entered into a two-step merger agreement with Affiliated Computer Services, Inc. ("ACS") for an acquisition price of $19/share, which represents an approximate 18% premium over BRC's pre-offer share price. Importantly, and as expressly found by the Delaware Chancery Court in a prior proceeding initiated by Matador, as of November 25, 1998, the ACS offer was the ONLY OFFER made by any entity to acquire BRC. Despite

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this fact, Matador contacted numerous BRC stockholders after the ACS merger was announced and falsely and deliberately misrepresented to those stockholders that other competing bids had been submitted to BRC for a higher price. More recently, on December 4, 1998, Matador represented to BRC's stockholders that it was prepared to immediately submit a proposal for the acquisition of BRC's shares at $21/share. Upon investigation, however, it is clear that Matador's purported proposal is NOT A REAL OFFER, and that Matador does not have, and NEVER HAD, financing to support a $21/share bid. Matador has not submitted a letter of intent or a specific financial proposal. Moreover, despite its representations that, "it was highly motivated to move expeditiously to close this transactions," Matador has not accepted BRC's offer to meet with its management in Dallas, nor has it requested specific financial or operating information. As of the date of filing of this action, NO TENDER OFFER has been submitted to BRC by Matador.

    1.2. In short, all of these actions and misrepresentations by Matador were made with an intent to deceive and dissuade BRC's stockholders from fairly considering ACS's bid to acquire BRC. BRC has no choice but to file this claim against Matador for Matador's federal securities laws violations to allow BRC's stockholders to fairly and accurately consider the proposed ACS tender offer.

                                          2.

                                      BACKGROUND

    2.1. BRC is a Dallas-based corporate holding company whose affiliates and subsidiaries provide information technology services to its customers. Its stock is publicly traded on The Nasdaq National Market and it has over 13.7 million outstanding shares. ACS is also a Dallas-based entity that provides the same or similar types of services as BRC, in addition to other technology based

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services.  Matador claims to be an investment advisor company and it has a small, beneficial ownership, approximately 6.8%, of BRC shares. On or about October 19, 1998, BRC entered into a merger agreement ("Merger Agreement") with ACS, the terms of which would allow ACS to acquire BRC's outstanding shares in a two-step transaction. As part of the proposed acquisition, ACS submitted a tender offer (the "ACS tender offer") on or about October 23, 1998 to purchase 8,704,238 shares of BRC at $19/share (representing approximately 51% of BRC's shares on a fully diluted basis). If 8,704,238 shares of BRC are tendered, then the additional shares would also be acquired by a subsequent merger in exchange for $19/share.

    2.2. The $19/share offer by ACS represents an approximate 18% premium over the stock's pre-offer market price. Apparently unhappy with this premium, a group of minority stockholders formed and controlled by Matador sought to enjoin the ACS tender offer by filing an action in Delaware Chancery Court on October 30, 1998. Importantly, despite apparent beneficial ownership of more than 5% of BRC's shares well before that time, Matador did not file a Schedule 13D disclosure until November 4, 1998. After the announcement of the Merger Agreement, Matador's President and controlling stockholder, Jeffrey A. Berg, (and potentially other Matador officers and employees) contacted several BRC stockholders to persuade them to decline the tender offer. In a prior deposition taken in conjunction with the Delaware proceedings, Berg admitted that he contacted "a couple" of BRC's largest stockholders and informed them that he had "models" of BRC's forecasted performance. He falsely represented to these individuals that BRC management had endorsed the results presented in these "models" and attempted to dissuade these individuals from tendering their shares at $19. Thus, upon information and belief, Berg intentionally made false and misleading statements to these stockholders by implying that BRC management had endorsed

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financial projections that showed the company's valuation in excess of
$19/share. In reality, the sole basis for Berg's "models" was his own internal financial projections regarding BRC and the price he paid for his shares of BRC stock, yet, upon information and belief, he intentionally never disclosed this to these stockholders.

    2.3. Matador also made false and misleading statements to BRC's stockholders regarding other competing offers that it claimed had been submitted to BRC, including an alleged offer by Charles (Chick) Young and his company, International Sourcing Ltd. ("ISL"), at $21/share. Again, in reality, and as found by the Delaware Chancery Court, no real offer was ever made by Chick Young to BRC to acquire its shares at any price; rather, Young never demonstrated that he was able to arrange for financing to support any acquisition of BRC's shares.

    2.4. BRC has reason to believe and does believe that Berg and Matador had full knowledge of this information, but proceeded to submit materially false and inaccurate financial data and misrepresentations about other alleged offers to BRC's stockholders in an attempt to dissuade them from tendering their shares. In fact, after considering the extensive arguments and evidence presented by the parties, the Delaware Chancery Court required additional disclosures regarding BRC's efforts to sell the company, but it REFUSED TO ENJOIN the tender offer or preclude the ACS merger, other than for the time period necessary to allow BRC stockholders to consider the additional disclosures. The Chancery Court also expressly found that:

          ISL has had the opportunity to meet and negotiate with BRC representatives and has conducted extensive due diligence. Yet, other than [a] July 6, 1998 letter (which did not furnish evidence of any real financing capability), ISL has never presented an offer to [BRC's] board for consideration.

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SEE p. 22 of the Delaware Chancery Court's Opinion.  The Chancery Court went on to state, in discussing the ACS tender offer, that:

          no superior offer has been made to the Company, despite the provisions of the [Merger] Agreement which specifically permit such offers and allow the directors to negotiate with persons making potentially superior proposals. The ACS transaction was announced more than one month ago and will remain outstanding, subject to a competing offer, for some additional time. The failure of any potential competitor to make a proposal in that time frame is evidence that the directors, in fact, obtained the HIGHEST AND BEST TRANSACTION REASONABLY AVAILABLE.

SEE pp. 25-26 of the Delaware Chancery Court's Opinion (emphasis added). Importantly, Matador, despite all of its alleged economic models, did not submit a competing offer at that time, but chose instead to initiate the legal proceedings in Delaware.

    2.5. Still unsatisfied with an 18% premium and the Chancery Court's findings, Matador submitted its own "bear-hug" letter ("Letter") to BRC's board of directors dated December 4, 1998, in which Matador threw out a number of $21/share for the purchase of BRC's shares. In the Letter, Matador proposes, subject to due diligence, execution of definitive documentation, and completion of financing, to acquire BRC at a price of $21/share and implies that sufficient financing was in place to consummate the deal:
"Matador believes that the combination of equity and debt available through its own resources and other financing sources will be sufficient to complete the deal." The Letter does not, however, disclose the purported lead financing source or the nature of the financing to be received. The contents of the Letter reached the financial community, especially BRC's stockholders, almost immediately as a result of public filings by Matador and required public filings by BRC.

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    2.6. BRC engaged in due diligence regarding Matador's purported offer, and has attempted to determine the nature and sources of Matador's financing. Through a series of discussions with Matador, BRC evaluated the viability of its proposal to submit an offer. No actual financing plan or source has been presented by Matador to BRC, not to mention sufficient sources that would support the $315 million purchase allegedly contemplated by Matador. Moreover, although Matador represented in the Letter that it was "highly motivated to move expeditiously to close this transaction," it has not provided BRC with a letter of intent, much less a definitive agreement with Matador's financing source. Matador has not accepted BRC's offer to meet with its management in Dallas, nor has it requested specific financial or operating information from BRC. Berg admitted to BRC's Chief Financial Officer and its Chairman on December 6, 1998 that no tender offer was likely to be forthcoming by Matador before the scheduled expiration of the ACS tender offer. In addition, BRC has been unable, despite repeated requests to Matador, to set up a meeting between BRC's Chairman and the Chairman of Matador's purported lead financing source. In short, BRC has reason to believe and does believe that Matador does not have sufficient financing to justify its $21/share offer, and, more importantly, that Matador never had sufficient financing to support the purported offer. Rather, the Letter and the statements made therein are false and materially misleading statements intentionally made by Matador to dissuade BRC's stockholders from accepting the pending ACS tender offer.

                                          3.

                           PARTIES, JURISDICTION, AND VENUE

    3.1. BRC is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in Dallas County, Texas.

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    3.2. Matador is a corporation organized and existing under the laws of the State of Delaware with its principal place of business in St. Petersburg, Florida. Matador may be served by and through its President, Jeffrey A. Berg, or any other officer or registered agent for service of process, in any district of the United States in which those individuals may be located pursuant to Section 27 of the Securities Exchange Act of 1934 (the "Act"), 15 U.S.C. Section 78aa. Berg can be located at his usual place of business, 200 First Avenue North, Suite 201, St. Petersburg, Florida 33701.

    3.3. This Court has original jurisdiction of this action pursuant to 28 U.S.C. Section 1331, Sections 14(d) and 14(e) of the Act, 15 U.S.C. Section 78n(d)(e), and Rule 14 promulgated thereunder, 17 C.F.R. Section 240.14
(1998).

    3.4. Venue is proper in this district and division pursuant to Section 27 of the Act, 15 U.S.C. Section 78aa and 28 U.S.C. Section 1391 because BRC resides in this district and all transactions regarding BRC, its stockholders, and the ACS tender offer occurred in this district, or a substantial part of the events giving rise to this action occurred in this district.

                                         4.

                            VIOLATIONS OF SECTION 14 OF
                         THE SECURITIES EXCHANGE ACT OF 1934

    4.1. BRC incorporates and realleges the allegations in paragraphs 1 through 3 as if set forth at length.

    4.2. Section 14(d) of the Act, 15 U.S.C. Section 78n(d) and Rule 14(d) promulgated thereunder, 17 C.F.R. Section 240.14d (1998) (collectively "Section 14(d)"), provide that any "solicitation or recommendation to the holders of [a]security to accept or reject a tender offer" shall be made in

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accordance with the Act and SEC rules.  Section 14(e) of the Act, 15 U.S.C.
Section 78n(e) and Rule 14(e) promulgated thereunder, 17 C.F.R. Section 240.14e (1998) (collectively "Section 14(e)"), prohibits any person from making affirmative material representations or omissions that constitute false, misleading, deceptive, or fraudulent acts or practices in connection with any tender offer.

    4.3. Matador has failed to comply with the Act, SEC rules, and Section 14(d) by making materially false and misleading statements to BRC's stockholders to persuade them to reject the ACS tender offer, specifically, among other statements, false and misleading statements about projections about BRC's stock price, other offers to purchase BRC's shares, and Matador's ability to finance an offer at $21/share. Each of these material misrepresentations are also false, misleading, deceptive, or fraudulent acts or practices made in connection with a tender offer and are thus prohibited by Section 14(e). BRC and its stockholders have suffered damages proximately caused by Matador's violations of Section 14. BRC also seeks an injunction to restrain Matador from any further violations of Section 14, and to require Matador to amend and/or correct all false and misleading statements that it has made, as detailed below.

                                         5.

                           VIOLATIONS OF SECTION 13(d) OF
                        THE SECURITIES EXCHANGE ACT OF 1934

    5.1. BRC incorporates and realleges the allegations in paragraphs 1 through 4 as if set forth at length.

    5.2. Section 13(d) of the Act, 15 U.S.C. Section 78m(d) and Rule 13(d) promulgated thereunder, 17 C.F.R. Section 240.13d.1 (1996) (collectively "Section 13(d)"), provides that any "syndicate," or "group" of people who acquire a beneficial interest of more than 5% of a company's stock, with the

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intent to affect a change in the company's management, file a disclosure statement regarding their identity and purpose of ownership with each company, the SEC, and the exchange on which the stock is traded (otherwise known as a Schedule 13D).

    5.3. Matador formed and controlled a group or syndicate that had beneficial ownership of more than 5% of BRC's shares and it did file a
Schedule 13D on November 4, 1998. BRC has reason to believe and does believe that this group or syndicate was formed with the intent to affect BRC's policies and management before October 30, 1998. BRC believes that Berg and other Matador employees contacted BRC's stockholders no later than October 19, 1998 when the Merger Agreement with ACS was executed. BRC and its stockholders have suffered damages proximately caused by Matador's violations of Section 13(d), including those damages caused by Matador's false statements to stockholders during such time that Matador had not disclosed its ownership interest in BRC. SEE ALSO Section 14(d).

                                         6.

                                  INJUNCTIVE RELIEF

    6.1. BRC incorporates and realleges the allegations in paragraphs 1 through 5 as if set forth at length.

    6.2. Matador's failure to comply with Section 14(d) and 14(e) has resulted in and will continue to result in irreparable harm to BRC for which no adequate remedy at law exists. Absent injunctive relief, BRC has reason to believe and does believe that Matador will continue to make false and misleading statements in an effort to sabotage the pending offer by ACS. If the tender offer is not consummated by its current deadline of December 14, 1998, ACS is under no obligation to purchase BRC's shares for $19/share. Again, there are no other legitimate offers by any party,

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including Matador, to purchase BRC's shares. Thus, BRC believes that BRC and its stockholders will incur irreparable damage if the tender offer is not consummated by this date. Lastly, the public interest would be served by mandating Matador's compliance with the federal securities laws.

    6.3. BRC moves the Court for the entry of a preliminary injunction against Matador. BRC requests that Matador, its officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with it who receive actual notice of the injunction, be restrained and enjoined to refrain them from:

    (1) violating Section 14(d) of the Act, 15 U.S.C. Section 78n(d), by failing to comply with federal securities laws and SEC rules in connection with a recommendation to BRC's stockholders to accept or reject any tender offer of BRC's stock;

    (2) violating Section 14(e) of the Act, 15 U.S.C. Section 78n(d), by making material misrepresentations or omissions that are false, misleading, deceptive, or fraudulent in connection with any tender offer made regarding BRC's stock, or in connection with a recommendation to BRC's stockholders to accept or reject any tender offer of BRC's stock, including, but not limited to:

         (a) representing, stating, or implying that Matador or its affiliates has submitted an imminent or firm offer to purchase BRC's shares at $21/share, or that Matador or its affiliates have obtained financing to support the purchase of BRC's shares at $21/share, or from misrepresenting the status of their attempts to obtain financing to support the purchase of BRC's shares at $21/share; or

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         (b)  representing, stating, or implying that any other firm offer has been made by any entity for the purchase of BRC's shares, other than the ACS tender offer.

    (3)  violating any other provision of the Act, 15 U.S.C. Section 78.

    6.4. BRC moves the Court for the entry of a preliminary injunction against Matador. BRC requests that Matador, its officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with it who receive actual notice of the injunction, be required to correct and/or amend all previous misstatements, omissions, or false and misleading statements regarding BRC, including, but not limited to:

    (1) all statements, representations, or implications that Matador or its affiliates has submitted a firm offer to purchase BRC's shares at $21/share or that Matador or its affiliates have obtained financing to support the purchase of BRC's shares at $21/share; and

    (2) all statements, representations, or implications that any other firm offer has been made by any entity for the purchase of BRC's shares, other than the ACS tender offer.

    6.5. BRC further moves the Court, upon final hearing, for the entry of a permanent injunction to enjoin Matador, its officers, agents, servants, employees, and attorneys, and those persons in active concert or participation with it who receive actual notice of the injunction, from each of the actions set forth above.

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                                          7.

                                        PRAYER

    BRC requests that the Court enter injunctive relief against Matador as requested herein, and for judgment awarding actual, and consequential damages against Matador for the causes of action detailed herein.

    WHEREFORE, PREMISES CONSIDERED, BRC Holdings, Inc. respectfully requests that Defendant Matador Capital Management Corporation be cited to appear and answer herein, that a preliminary injunction be issued against Matador as requested herein, and that upon final hearing or trial hereof, permanent injunctive relief be awarded against Matador, and that BRC be awarded monetary damages against Matador as requested herein, pre- and post-judgment interest as allowed by law, and for all such other and further relief, to which BRC may show itself justly entitled.

                                       Respectfully submitted,

                                       JACKSON WALKER L.L.P.
                                       901 Main Street, Suite 6000
                                       Dallas, Texas 75202
                                       (214) 953-6000
                                       Telecopier - (214) 953-5822


                                       By: /s/ Retta A. Miller
                                          ---------------------------------
                                           Retta A. Miller
                                           State Bar No. 14106700
                                           Mark T. Josephs
                                           State Bar No. 11031400
                                           James M. McCown
                                           State Bar No. 00788002


                                       ATTORNEYS FOR BRC HOLDINGS, INC.

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